SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------

                                 SCHEDULE 14D-9
                                  (RULE 14d-4)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                           CNL INCOME FUND XVII, LTD.
                            (Name of Subject Company)

                           CNL INCOME FUND XVII, LTD.
                      (Name of Person(s) Filing Statement)

                         ------------------------------

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                    125928796
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                              James M. Seneff, Jr.
                                Robert A. Bourne
                             CNL Realty Corporation
                             450 South Orange Avenue
                             Orlando, Florida 32801
                                 (407) 650-1000

                                    Copy to:
                              Judith D. Fryer, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

         Check  the  box  if  the   filing   relates   solely   to   preliminary
communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

         The name of the subject company is CNL Income Fund XVII, Ltd., a Florida limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 450 South Orange Avenue, Orlando, Florida 32801, and the telephone number of the Partnership at that address is
(407) 650-1000. The general partners of the Partnership are CNL Realty Corporation, James M. Seneff, Jr. and Robert A. Bourne (the "General Partners").

         The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Partnership's units of limited partnership interest (the "Units"). The number of Units outstanding in the Partnership as of November 12, 2001 was 3,000,000.

Item 2.    Identity and Background of Filing Person.

         The filing person is the Partnership. The principal executive offices and telephone number of the Partnership is set forth in response to Item 1 of this Statement.

         This Statement relates to the tender offer initiated on or about October 30, 2001 for up to 150,000 outstanding Units of the Partnership at a price of $6.00 per Unit (the "Offer Price").

         The offer is being made by Sutter Opportunity Fund, LLC, Sutter Opportunity Fund 2, LLC, Sutter Capital Management, LLC, and Sutter Acquisition Fund, LLC, each a California limited liability company (collectively, the "Purchasers"), and by Robert E. Dixon, as a co-bidder (due to his control over Sutter Capital Management, LLC as its manager, and over Sutter Opportunity Fund, LLC, Sutter Opportunity Fund 2, LLC and Sutter Acquisition Fund, LLC, for which Sutter Capital Management, LLC acts as manager), as disclosed in a Tender Offer Statement on Schedule TO dated October 30, 2001, as amended by Amendment No. 1 to Schedule TO dated November 8, 2001 (the "Schedule TO"). The Purchasers are offering to purchase the Units for cash at the Offer Price, reduced by any cash distributions made or declared between October 30, 2001 and the expiration date of the tender offer, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase dated October 30, 2001 (the "Offer to Purchase").

         Based on the information in the Schedule TO, the business address of the Purchasers and Robert E. Dixon is 150 Post Street, Suite 320, San Francisco, California 94108, and its telephone number is (415) 788-1444.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

         There exists on the date hereof no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or its affiliates and: (i) the Purchasers or their executive officers, directors or affiliates, or Robert E. Dixon; or (ii) the General Partners, except as described below.

         The General Partners and their affiliates are entitled to receive certain fees, reimbursements, and distributions under the Partnership's Amended and Restated Agreement of Limited Partnership dated as of February 10, 1995 (the "Partnership Agreement").

         An affiliate of the General Partners is entitled to receive an annual, noncumulative management fee equal to 1% of the gross revenues (or 1% of the Partnership's share of the gross revenues, in the case of properties owned through joint ventures). Subject to certain limitations, an affiliate is also entitled to receive a disposition fee of 3% of the gross sales price of a property for providing substantial services in connection with the sale but only if the Limited Partners first receive the 8% Preferred Return.

         The General Partners are entitled to receive distributions from operations and from sales of properties pursuant to the Partnership Agreement and summarized below.

         Net cash flow from operations available for distribution is distributed 95% to the Limited Partners and 5% to the General Partners, but such distributions will be paid to the General Partners only if the Limited Partners first receive their 8% Preferred Return and subject to certain other restrictions.

         Sales proceeds from a nonliquidating sale will be paid to the Limited Partners until they have received their 8% Preferred Return and an amount equal to their adjusted capital contributions (capital contributions, generally reduced by prior distributions of sale proceeds from non-terminating sales); then 100% of these proceeds are paid to the General Partners until they receive an amount equal to their capital contributions plus an amount equal to 5% of all prior and current distributions of net cash flow. Thereafter, sales proceeds will be allocated 95% to the Limited Partners and 5% to the General Partners.

         With respect to liquidating sales, proceeds will generally be distributed to Partners in accordance with positive capital account balances to reduce their accounts to zero, and any remaining proceeds will be distributed 95% to Limited Partners and 5% to the General Partners, subject to certain restrictions on the General Partners' right to receive their distributions.

         Effective January 1, 2000, the General Partners waived their right to receive future distributions from net cash flow and from liquidating sales to the extent that the cumulative amount of such distributions would exceed the balance in the General Partners' capital accounts as of December 31, 1999.

         Subject to restrictions contained in the Partnership Agreement, the Partnership may reimburse the General Partners and their affiliates for operating expenses incurred on behalf of the Partnership.

         The General Partners and their affiliates manage the Partnership's affairs and devote only as much time to the business of the Partnership as may be necessary to the proper performance of their duties. They are, and will in the future be, engaged in the management of other entities, properties and businesses. The General Partners and their affiliates will experience conflicts of interest in managing the Partnership due to, among other things, these other relationships.

Item 4.    The Solicitation or Recommendation.

           (a) Solicitation or Recommendation. This Schedule relates to the recommendation of the Partnership with respect to the Offer to Purchase. The Partnership is advising holders of the Units to reject the Offer to Purchase because the Partnership views the Offer Price as inadequate, as discussed below in clause (b) of this Item 4.

           (b) Reasons. The information set forth in the November 12, 2001 letter to Limited Partners (Exhibit A hereto) is incorporated herein by reference.

           (c) Intent to Tender. Neither the Partnership nor the General Partners nor, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partners, intends to tender to the Purchasers any Units that are held of record or beneficially by such person.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

         No persons or classes of persons  have,  directly or  indirectly,  been
employed,   retained  or  are  to  be  compensated  to  make   solicitations  or
recommendations in connection with the Offer to Purchase.

Item 6.    Interest in Securities of the Subject Company.

         Neither the Partnership, the General Partners, nor any executive officer or director of the corporate General Partner, nor any affiliate or subsidiary of the Partnership engaged in any transaction in the subject securities in the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

           (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase that relate to: (i) an offer to purchase or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries;
(iii) any purchase, sale or transfer of a material amount of assets of the Partnership or its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

           (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7 (a)

Item 8.    Additional Information.

         None.

Item 9.    Exhibits.

           (a) (1) Letter to Limited Partners dated November 12, 2001, including question and answer sheet.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2001
                            CNL Income Fund XVII, Ltd.
                            ---------------------------------------------
                            (Registrant)

                            By: CNL Realty Corporation
                            General Partner


                            By:    /s/ James M. Seneff, Jr.
                                   --------------------------------------
                                   James M. Seneff, Jr.
                                   Chairman and Chief Executive Officer


                            By:      /s/ James M. Seneff, Jr.
                                     ------------------------------------
                                     James M. Seneff, Jr.
                                     General Partner


                            By:      /s/ Robert A. Bourne
                                     ------------------------------------
                                     Robert A. Bourne
                                     General Partner

                                    EXHIBIT A

                           LETTER TO LIMITED PARTNERS

November 12, 2001

RE:  CNL Income Fund XVII, Ltd.

Dear Limited Partners:

Sutter Capital Management, LLC ("Sutter"), a California limited liability company, has filed a tender offer with the Securities and Exchange Commission to purchase Limited Partnership units from the Limited Partners of CNL Income Fund XVII, Ltd. (the "Partnership") for $6.00 per unit.

We, the General Partners, have reviewed the Sutter offer and have determined that the Sutter offer is both unfair and inadequate. Our current net asset value is $9.48 per unit but Sutter is offering you only $6.00 per unit. Sutter is only interested in paying the lowest possible price for your units in order to maximize its profits at your expense. This said, we recommend that you reject the Sutter offer and not tender your units. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND to their materials. If you are interested in selling your units, there are other more equitable options available to you.

Our recommendation to reject the Sutter offer was made after careful consideration of several factors. Some of these factors, which are described further in the enclosed question and answer document, include:

|X| The Partnership's net asset value of $9.48 per unit was determined based on an appraisal prepared by Valuation Associates, a third-party MAI appraisal firm. Sutter's offer of $6.00 per unit was not based on any third party assessment. Sutter did not retain an independent person to evaluate or render any opinion with respect to fairness of the offer price or the terms of the Offer.

|X| Sutter's offer price is also significantly lower than even recent secondary markets resale prices. These resale prices are almost always substantially lower than the value of units because sales in this type of market generally represent sales at distressed or "fire sale" prices.

|X| Limited Partners who sell their units to Sutter will forfeit control of their units and will be treated as if they had sold their units to Sutter on October 1, 2001. This means Sutter will receive the value of any fourth quarter distributions from the Partnership, whether from cash flow or sales proceeds, even though you (and not Sutter) have been the actual owner of the units for the entire fourth quarter.

|X| The Partnership has substantially achieved its investment objectives. In contrast to current low interest rates, the current annual distribution rate on your investment is eight percent, which is very attractive, and our long-term, triple net lease strategy has enabled us to provide income for the Limited Partners for 24 consecutive quarters. From the time the Partnership commenced operations through June 30, 2001, Limited Partners have received cash distributions totaling $11.9 million, or $3.96 per original $10.00 unit, representing 40 percent of original capital contributions. By tendering your units, you will forfeit your right to receive future distributions, which may represent a higher return than you would receive from alternative investments. You will also be giving up any distributions from the ultimate sale of the Partnership's properties and any appreciation from the price of the units.

|X| Other, more equitable, options are available to you if you are interested in selling your units. The Partnership currently facilitates purchases of units through a distribution reinvestment plan. In addition, it runs an informal matching program and works closely with secondary markets in an effort to match Limited Partners who want to sell their units with other investors. However, due to limited trading on the secondary market, if you need immediate liquidity, accepting the tender offer may be your quickest way of achieving liquidity. Please consult with your financial advisor before making any decisions affecting your investment.

An English proverb asserts, "There is a measurable and worthy difference between taking advantage and taking advantage of opportunity." We believe Sutter is taking advantage of the Limited Partners, and encourage you to reject the offer from Sutter.

We appreciate the opportunity to be the steward of your investment. If you have any questions regarding the above mentioned offer, the enclosed Q&A or your investment, please call CNL Investor Relations toll free at (866) 650-0650.

Sincerely,


/s/ James M. Seneff, Jr.                             /s/ Robert A. Bourne

James M. Seneff, Jr.                                 Robert A. Bourne
General Partner                                      General Partner

                                  Tender Offers

         A company unaffiliated with CNL is trying to buy units in your partnership at below-market prices. Why would anyone want to sell an income-producing investment at a fraction of its value when it still owns the underlying real estate?

      Another company just tried to tender some of the CNL partnerships and failed to obtain more than a handful of investors who were willing to walk away from their investment.

Don't be caught off guard. Scrutinize these offers carefully. Consult your financial advisor before making any decision. There may be other options available to you.


Who is Sutter Capital Management?
Sutter Capital Management, LLC ("Sutter") is a California limited liability company that makes money by buying limited partnership units at a fraction of the partnerships' value and then receiving the full value of the units when the partnerships sell their properties. Sutter may also make a profit by reselling the partnership units at a profit. They have no affiliation with your Partnership or with CNL.

What is a tender offer?
Typically, a tender offer is an attempt to purchase shares of a corporation at premium prices with the objective of taking control of the target company. If the price is higher than the value, it is a good thing. However, this is not the case with Sutter's offer at below-market prices. Although Sutter has indicated that they presently do not intend to take over your partnership, they are trying to take over your investment.

Why would Sutter make a tender offer for my units?
Sutter is doing this with the intent of making a large profit at your expense. Sutter stated in its filing, that "the Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units." Sutter believes investors do not understand the value of the investment properties in the Partnership, as well as the income produced from them. In establishing the purchase price per Unit, "the purchasers are motivated to establish the lowest price that might be acceptable to Unit holders consistent with the Purchasers' objectives."

How did Sutter get my name and address?
Sutter does not have your name and address. Sutter filed an SEC tender offer that compels CNL to either give them our investor address lists or facilitate the mailing of their materials. CNL chose to facilitate the mailing.

How has my investment performed?
We, as the General Partners, believe the Partnership has substantially achieved its investment objectives. The current annual distribution rate on your investment is very attractive in today's low interest rate environment, and our long-term, triple net lease strategy has enabled us to provide consistent income for the Limited Partners. By tendering your units, you will forfeit your right to receive future distributions, which may represent a higher return than you would receive from alternative investments. You will also be giving up any distributions from the ultimate sale of the Partnership's properties and any appreciation from the price of the units. We believe the Limited Partners will realize the greatest return on their investment when the Partnership is liquidated.

What does "the offer is reduced by distributions" mean?
This means the price offered by Sutter will be reduced by any distributions you receive after October 29, 2001. You will be required to give Sutter your entire fourth quarter distribution.

What happens if I tender my units?
In addition to giving Sutter your entire fourth quarter distribution, Limited Partners who sell their units to Sutter will lose their right to receive future cash distributions, as well as the right to future special distributions resulting from sales of Partnership properties. Furthermore, Limited Partners who sell their units to Sutter will be forgoing the opportunity of participating in any appreciation in the value of their units.

Is the sale of my units to Sutter a taxable event?
You will incur a tax consequence if you choose to sell your units. We strongly recommend you consult your tax advisor before making any decisions affecting your investment.

Are there other options available to me if I need to sell my units?
Yes. The Partnership currently facilitates both distribution reinvestment and informal matching programs and works closely with secondary markets in an effort to match Limited Partners who want to sell their units with other investors. You should be aware, however, there are no guarantees as to whether, when, or at what price you will be able to sell your units through one of these options. We believe you should contact CNL Investor Relations, toll free at (866) 650-0650, before making a decision to sell your units.

Will there be other tender offers?
It is very likely you will see additional offers coming to you through various sources. Companies that solicit limited partnership units look for partnerships that are valuable and profitable and your CNL Partnership is both. That is why Sutter wants your units.

What do the General Partners recommend?
We strongly recommend you REJECT Sutter's offer. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND to their materials.